UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
with a copy to:
Chiesi Farmaceutici SpA
Via Palermo 26/A
43122 Parma, Italy
Attention: Marco Vecchia
Facsimile: +39 0521 774468
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241
Attention: Emilio Ragosa
Facsimile: (609) 919-6701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21924P103

1	NAMES OF REPORTING PERSONS Chiesi Farmaceutici SpA EIN:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		14,222,425 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,333 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,222,425 (1)

WITH	10	SHARED DISPOSITIVE POWER

13,333 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,235,758 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.51%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Co
(1) Includes (i) 11,902,741 newly issued shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”); (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement which was requested by Chiesi within 90 days of the closing of the Company Stock Sale; and (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share (determined based on the average closing price of the Common Stock during the twenty trading days prior to the date of such purchase) from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to a stock purchase agreement dated December 16, 2010 (the “December 2010 Stock Purchase Agreement”). Pursuant to that certain Governance Agreement entered into by and among Chiesi, the Company and certain stockholders, dated May 6, 2009, Chiesi is permitted to purchase from the Company and other stockholders or in the market additional shares such that Chiesi will be able to maintain its beneficial ownership of 51% of the Company’s outstanding Common Stock on a fully diluted basis. This Amendment No. 3 is being filed to include the additional 450,000 shares Chiesi purchased from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to the December 2010 Stock Purchase Agreement.
(2) Includes options to purchase 13,333 shares of Common Stock that are exercisable within 60 days of the date of this filing held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi.
(3) Calculated based on 25,643,964 shares of Common Stock outstanding as of October 29, 2010 (as reported in the Company’s 10-Q filed November 4, 2010).

Item 1. Security and Issuer
This Amendment No. 3 amends and supplements the Schedule 13D originally dated May 6, 2009 (the “Initial Statement”), as amended on July 28, 2009 (the “Amendment No. 1”) and November 25, 2009 (the “Amendment No. 2”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms not defined in this Schedule 13D have the meanings ascribed to them in the Initial Statement, Amendment No. 1 and Amendment No. 2.
This Amendment No. 3 is being filed to amend Items 2(b), 2(c), 3, 4(a) — (b), 4(j), 5(a) — (c) and 7, and to amend and restate in its entirety Item 6.
Item 2. Identity and Background
(b) The principal business address and principal office address of Chiesi is Via Palermo 26/A, 43122 Parma, Italy.
(c) Attached is an amended Schedule A setting forth name, principal occupation, business address and citizenship of each executive officer and/or director of Chiesi. Schedule A is incorporated into and made a part of this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
December 2010 Stock Purchase Agreement
Pursuant to that certain Governance Agreement entered into by and among Chiesi, the Company and certain stockholders, dated May 6, 2009, Chiesi is permitted to purchase from the Company and other stockholders or in the market additional shares such that Chiesi will be able to maintain its beneficial ownership of 51% of the Company’s outstanding Common Stock on a fully diluted basis. Accordingly, on December 16, 2010, Chiesi acquired 450,000 shares of outstanding Common Stock at a purchase price of $6.02 per share (determined based on the average closing price of the Common Stock during the twenty trading days prior to the date of such purchase), for an aggregate purchase price of $2,709,000, from entities controlled by Mr. Collard and Mr. Lutz, pursuant to a stock purchase agreement (the “December 2010 Stock Purchase Agreement”). The foregoing summary of the transaction contemplated by the December 2010 Stock Purchase Agreement is qualified in its entirety by reference to the copy of the December 2010 Stock Purchase Agreement included in Exhibit 1 to this Schedule 13D and incorporated herein by reference.
Item 4. Purpose of Transaction
(a) — (b)
December 2010 Stock Purchase Agreement
See the description of the December 2010 Stock Purchase Agreement in Item 3 above.

(j) Other than as described above, neither Chiesi, nor to Chiesi’s knowledge, any of the individuals or entities named in Schedule A to this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although they reserve the right to develop such plans). As described in the Schedule 13D filed on May 18, 2009, as amended, during the Blackout Period, Chiesi may, from time to time, purchase additional shares to maintain its 51% ownership interest on a fully diluted basis. After the Blackout Period, Chiesi intends to review the performance of its investment in the Company from time to time. Depending on various factors, including the business, prospects and financial position of the Company, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, Chiesi will take such actions with respect to their investment in the Company as it deems appropriate in light of the circumstances existing from time to time. After the Blackout Period, Chiesi may purchase additional Common Stock of the Company or may, and hereby reserves the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.
Item 5. Interest in Securities of the Issuer
(a) — (b)
In addition to the information provided in the Schedule 13D filed on May 18, 2009, as amended, (i) on December 16, 2010, Chiesi acquired 450,000 shares of outstanding Common Stock at a purchase price of $6.02 per share (determined based on the average closing price of the Common Stock during the twenty trading days prior to the date of such purchase), for an aggregate purchase price of $2,709,000, from entities controlled by Mr. Collard and Mr. Lutz, pursuant to the December 2010 Stock Purchase Agreement, and (ii) certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi, hold options to purchase 13,333 shares of Common Stock that are exercisable within 60 days of the date of this filing. As a result, as of December 16, 2010, Chiesi beneficially owns 55.51% of the Common Stock. All calculations made in this paragraph were made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and were calculated based on 25,643,964 shares of Common Stock outstanding as of October 29, 2010 (as reported in the Company’s 10-Q filed November 4, 2010).
To the knowledge of Chiesi and other than as set forth above, no other shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D.
(c) Neither Chiesi, nor, to the knowledge of Chiesi, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Other than the agreements previously filed pursuant to this Schedule 13D and the December 2010 Stock Purchase Agreement, to the best knowledge of Chiesi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Chiesi and the persons or entities identified in Item 2 and between such person or entity and any person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1	Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA and certain entities controlled by Mr. Craig A. Collard and Mr. Steven M. Lutz.

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 16, 2010

Chiesi Farmaceutici SpA
By:	/s/ Alberto Chiesi
	Name:	Alberto Chiesi
	Title:	President & CEO

SCHEDULE A
Chiesi Farmaceutici SpA
Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Alberto Chiesi	President & CEO	President & CEO	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President & Director of R&D	Vice-President & Managing Director	Via Palermo 26/A 43122 Parma Italy	Italian

Alessandro Chiesi	Director	Head of International Division	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Director	Project and Portfolio Management Director	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Director	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Giacomo Chiesi	Director	Consultant	Via Palermo 26/A 43122 Parma Italy	Italian

Carlo Sante Antonio Salvatori	Director	Managing Director, Unipol Gruppo Finanziario SpA (Listed in Italy)	Via Palermo 26/A 43122 Parma Italy	Italian
Executive Officers (1)

Name	Position	Business Address	Citizenship
Alberto Chiesi	President & CEO	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President and Director of R&D	Via Palermo 26/A 43122 Parma Italy	Italian

Marco Vecchia	Head of Legal & Corporate Affairs	Via Palermo 26/A 43122 Parma Italy	Italian

Name	Position	Business Address	Citizenship
Ugo Bettini	Head of Corporate, Human Resources and Organization	Via Palermo 26/A 43122 Parma Italy	Italian

Danilo Piroli	Head of Corporate Finance & Control	Via Palermo 26/A 43122 Parma Italy	Italian

Anton Giorgio Failla	Head of Corporate Development	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Vanda De Cian	Vice-President Corporate Drug Development	Via Palermo 26/A 43122 Parma Italy	Italian

Alessandro Chiesi	Head of International Division	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Project and Portfolio Management Director	Via Palermo 26/A 43122 Parma Italy	Italian

Giovanni La Grasta	Head of Corporate Industrial & Supply Operations	Via Palermo 26/A 43122 Parma Italy	Italian

Cosimo Pulli	General Manager Market Company Italy	Via Palermo 26/A 43122 Parma Italy	Italian

1	The listing of these individuals for purposes of this Schedule 13D shall not be deemed an admission that such individuals are “officers” under Italian law.